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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-30065

                           NOTIFICATION OF LATE FILING

    (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
                                 [ ] Form N-SAR

                       For Period Ended: December 31, 2003

     [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                For the Transition Period Ended: ________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
                    relates:_________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  INTREPID TECHNOLOGY & RESOURCES, INC.

Former name if applicable:  IRON MASK MINING COMPANY, INC.

Address of principal executive office: 501 Broadway Suite 200 Idaho Falls, Idaho 83402

          Idaho                       000-30065                         82-0230842
(State of Incorporation)        (Commission File No.)         (I.R.S. Employer Identification #)

                                 (208) 529-5337
               (Registrants telephone number, including area code)


                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.
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                                    PART III
                                    NARRATIVE

The Registrant, Intrepid Technology & Resources, Inc., (the "Company"), received two letters from the Securities and Exchange Commission dated November 24, 2003 and February 3, 2004. The Company is filing amendments to correct previous filings and the response to the letter also affect the current report on Form 10-QSB for the period ending December 31, 2003. Additional time in needed for the compilation of the amendments and this report.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     DR. JACOB D. DUSTIN, VICE PRESIDENT, SECRETARY & TREASURER 208-529-5337
                     (Name) (Area Code) (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report of portion thereof?
    [ ] Yes  [X] No
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                      INTREPID TECHNOLOGY & RESOURCES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2004             By: /s/ Dr. Dennis D. Keiser
                                        --------------------------------------
                                        Dr. Dennis D. Keiser
                                        Chief Executive Officer & President


Date: February 12, 2004             By: /s/ Dr. Jacob D. Dustin
                                        ----------------------------------------
                                        Dr. Jacob D. Dustin
                                        Vice President, Secretary, and Treasurer